UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YUCHENG Technologies Limited
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G98777108
(CUSIP Number)

Weidong Hong

Sihitech Company Limited

Hong Wu

Yun Shi

Dong Wang

Steve Shiping Dai

Rebecca B. Le

Chun Zheng

Xun Yang

Weihua Hong

Lijing Ren

Yanmei Wang

Danhui Ma

Xinmin Yu

c/o Yucheng Technologies Limited

F/9, Tower D, Beijing Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013, People’s Republic of China

+(86) 10 5913-7700

With a copy to:

Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Weidong Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 201,000 Ordinary Shares
	8.	SHARED VOTING POWER 3,224,007 Ordinary Shares(1)
	9.	SOLE DISPOSITIVE POWER 201,000 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 3,224,007 Ordinary Shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,224,007 Ordinary Shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes Ordinary Shares directly owned by Sihitech Company Limited and Ms. Hong Wu.

(2) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

2

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Sihitech Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,797,055 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,797,055 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,055 Ordinary Shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

3

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Yun Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,472,878 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,472,878 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,878 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

4

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Hong Wu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 225,952 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 225,952 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,952 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

5

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Dong Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 374,206 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 374,206 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,206 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

6

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Steve Shiping Dai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 141,849 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 141,849 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,849 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

7

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Rebecca B. Le
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 72,725 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 72,725 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,725 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

8

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Chun Zheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 176,056 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 176,056 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,056 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

9

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Xun Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 70,389 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 70,389 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,389 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

10

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Weihua Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 51,040 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 51,040 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,040 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

11

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Lijing Ren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,000 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 60,000 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

12

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Danhui Ma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,431 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,431 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,431 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

13

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Yanmei Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,196,243 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,196,243 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,243 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

14

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Xinmin Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 146,803 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 146,803 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,803 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 20,002,299 fully diluted outstanding Ordinary Shares (including unvested restricted stock units) as of August 13, 2012 (as provided by the Company).

15

This Schedule 13D is filed with respect to ordinary shares, no par value per share (“Ordinary Shares”) of Yucheng Technologies Limited (the “Company” or “Issuer”) by Mr. Weidong Hong (“Mr. Hong”), Sihitech Company Limited (“Sihitech”), Ms. Yun Shi (“Ms. Shi”), Ms. Hong Wu (“Ms. Wu”), Mr. Dong Wang, Mr. Steve Shiping Dai (“Mr. Dai”), Ms. Rebecca B. Le (“Ms. Le”), Mr. Chun Zheng (“Mr. Zheng”), Mr. Xun Yang (“Mr. Yang”), Ms. Weihua Hong (“Ms. WH Hong”), Ms. Yanmei Wang (“Ms. Wang”), Ms. Danhui Ma (“Ms. Ma”), Ms. Xinmin Yu (“Ms. Yu”) and Mr. Lijing Ren (“Mr. Ren”, together with Mr. Hong, Sihitech, Ms. Shi, Ms. Wu, Mr. Wang, Mr. Dai, Ms. Le, Mr. Zheng, Mr. Yang, Ms. WH Hong, Ms. Ma and Ms. Yu, the “Voting Shareholders,” and the Voting Shareholders together with Ms. Wang, the “Reporting Persons”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons and amends and supplements the information provided by (i) Mr. Hong, Humfield International Limited and Sihitech in the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 22, 2012 (the “Hong Schedule 13D”), (ii) Ms. Shi in the Schedule 13D filed with the SEC on July 19, 2010, as amended and supplemented by Amendment No. 1 and Amendment No. 2 filed by Ms. Shi on November 2, 2011 and December 20, 2011, respectively (the “Shi Schedule 13D”), and (iii) Ms. Wang and Mega Capital Group Services Limited in the Schedule 13D filed with the SEC on November 28, 2006 (the “Wang Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Hong Schedule 13D, the Shi Schedule 13D and the Wang Schedule 13D.

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Company. The principal executive office of the Company is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2.	identity and background

With respect to the Shi Schedule 13D and the Wang Schedule 13D, the following supersedes information previously provided in Item 2(b)-(f), and unless otherwise stated herein, the Hong Schedule 13D remains in full force and effect:

(a)          This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

(b)          Each of Mr. Ren, Ms. Wang, Mr. Zheng, Mr. Dai, Ms. Wu, Mr. Yang and Ms. Yu’s business address is F/9, Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Ms. Ma’s business address is Room 701, Building 101, No. 101 Jixiang Li, Chaowai Avenue, Chaoyang District, Beijing 100020, People’s Republic of China.

Ms. WH Hong’s business address is Entrance 206, Building 28, Guanri Road, Software Park II, Siming District, Xiamen 361008, People’s Republic of China.

Each of Ms. Shi and Mr. Wang’s business address is 3/F, No. 21 Jia, Anxiang Li, Chaoyang District, Beijing 100101, People’s Republic of China.

Ms. Le’s business address is Tian Yuan Gang Center, Unit A, 30/F, No. 2 Bing, North Road East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

(c)          The principal occupations of the respective Reporting Persons are as follows:

Each of Mr. Ren, Ms. Wang, Mr. Zheng, Ms. Wu and Ms. Yu is an operational manager of the Company. Mr. Dai is the chief financial officer of the Company. Mr. Yang is a sales manager of the Company. Mr. Ren, Ms. Wang, Mr. Zheng, Ms. Wu, Ms. Yu, Mr. Dai and Mr. Yang conduct their business at F/9, Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Ms. WH Hong is an operational manager of the Company and conducts her business at Entrance 206, Building 28, Guanri Road, Software Park II, Siming District, Xiamen 361008, People’s Republic of China

16

Ms. Ma is an employee of Beijing Tianhai Real Estate Development Limited. Beijing Tianhai Real Estate Development Limited is a private company engaged in property development. The business address of Beijing Tianhai Real Estate Development Limited is Room 701, Building 101, No. 101 Jixiang Li, Chaowai Avenue, Chaoyong District, Beijing 100020, People’s Republic of China.

Each of Ms. Shi and Mr. Wang is an operational manager of Beijing Aikang Medical Investment Holding Group. Beijing Aikang Medical Investment Holding Group is a company primarily engaged in health sector investments, securities fund investments, hotel and catering services and property development. The business address of Beijing Aikang Medical Investment Holding Group is 3/F, No. 21 Jia, Anxiang Li, Chaoyang District, Beijing 100101, People’s Republic of China.

Ms. Le is President of Far East Energy (Bermuda) Corporation. Far East Energy (Bermuda) Corporation is a company engaged in energy exploration in China. The business address of Far East Energy (Bermuda) Corporation is Tian Yuan Gang Center, Unit A, 30/F, No. 2 Bing, North Road East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

(d)          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Ren, Ms. Wang, Mr. Zheng, Mr. Yang, Ms. Ma, Ms. WH Hong, Ms Wu, Ms. Shi, Mr. Wang and Ms. Yu are citizens of People’s Republic of China. Mr. Dai and Ms. Le are citizens of the USA.

Item 3.	Source and Amount of Funds of Other Consideration

Pursuant to an agreement and plan of merger, dated as of August 13, 2012 (the “Merger Agreement”), by and among New Sihitech Limited, a British Virgin Islands company (“Parent”), New Sihitech Acquisition Limited, a British Virgin Islands company (“Merger Sub”), and the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company (the “Merger”). The descriptions of the Merger and of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$51 million will be required to pay the aggregate merger consideration pursuant to the Merger Agreement for the outstanding Ordinary Shares of the Company owned by shareholders of the Company other than certain shares owned by the Reporting Persons (the “Publicly Held Shares”). This amount includes Ordinary Shares owned by shareholders who may exercise their appraisal rights pursuant to the BVI Companies Act and excludes the estimated transaction costs associated with the Merger.

The financing for the transaction contemplated by the Merger Agreement will be obtained by Parent pursuant to (i) an equity commitment letter, dated as of August 13, 2012 (the “Equity Commitment Letter”), by and between Parent and Mr. Hong, pursuant to which Mr. Hong will provide equity financing of approximately US$3.59 million to Parent, and (ii) an exchangeable notes subscription agreement, dated as of August 13, 2012 (the “Subscription Agreement”), by and between CSOF FinTech Limited, CEL FinTech Limited, Mr. Hong and Parent, pursuant to which Parent will issue exchangeable notes in an aggregate amount of US$48 million. The descriptions of the Equity Commitment Letter and the Subscription Agreement are qualified in their entirety by reference to the Equity Commitment Letter and the Subscription Agreement, copies of which have been filed as Exhibit 7.03 and Exhibit 7.04, respectively, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a contribution agreement with Parent and the Company (the “Contribution Agreement”). Pursuant to the Contribution Agreement, (a) Mr. Hong and Sihitech will exchange their Ordinary Shares of the Company for ordinary shares of Parent and (b) each other Reporting Person has agreed to waive their right to the merger consideration and to continue to beneficially own certain of their Ordinary Shares following the Merger. The description of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.05 and is incorporated herein by reference in its entirety.

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ITEM 4.	PURPOSE OF TRANSACTION

On August 13, 2012, the Company, Parent and Merger Sub entered into the Merger Agreement, pursuant to which and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving company. At the effective time of the Merger, each Publicly Held Share will be converted into the right to receive $3.90 in cash, without interest. If the Merger is consummated, Ordinary Shares of the Company will no longer be traded on The NASDAQ Global Select Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Voting Shareholders, who together own approximately 29.1% of the outstanding Ordinary Shares of the Company, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which the Voting Shareholders have agreed, (a) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Ordinary Shares of the Company to be counted as present thereat for the purpose of establishing a quorum, and (b) to vote or cause to be voted at such meeting all their Ordinary Shares of the Company in favor of (i) the approval of the Merger Agreement and (ii) the approval of other actions contemplated by the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which have been filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

Item 3 of this Schedule 13D is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)          With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

As of the date of this Schedule 13D, Mr. Hong directly holds and has the sole voting and dispositive power over 201,000 Ordinary Shares of the Company, representing approximately 1.0% of the outstanding Ordinary Shares of the Company. Mr. Hong is the sole shareholder of Sihitech. Sihitech directly holds 2,797,055 Ordinary Shares of the Company, representing approximately 14.0% of the outstanding Ordinary Shares of the Company. Mr Hong has voting and dispositive control over the Ordinary Shares held by Sihitech. Mr. Hong is thereby deemed to have beneficial ownership of such Ordinary Shares.

As of the date of this Schedule 13D, Ms. Wu directly holds and has the sole voting and dispositive power over 225,952 Ordinary Shares of the Company, representing approximately 1.1% of the outstanding Ordinary Shares of the Company. Ms. Wu is the wife of Mr. Hong. Mr. Hong may be deemed to have beneficial ownership of the 225,952 Ordinary Shares held by Ms. Wu by virtue of such family relationship. In addition, Mr. Hong may have voting and dispositive control over such shares held by Ms. Wu, however, Mr. Hong disclaims such beneficial ownership.

As a result, Mr. Hong may be deemed the beneficial owner of 3,224,077 Ordinary Shares of the Company or approximately 16.1% of the outstanding Ordinary Shares of the Company.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 7,017,627 Ordinary Shares of the Company, which represents approximately 35.1% of the outstanding Ordinary Shares of the Company. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Ordinary Shares covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

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(c)          During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares of the Issuer.

(d)-(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 13, 2012, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) the Reporting Persons and Parent entered into the Contribution Agreement, (ii) the Voting Shareholders and Parent entered into the Voting Agreement; and (iii) Mr. Hong issued a limited guaranty in favor of the Company, a copy of which have been filed as Exhibit 7.07.

The descriptions of the agreements listed in this Item 6 set forth in Item 3 and Item 4 of this Schedule 13D are incorporated by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.07 and are incorporated herein by reference

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons dated August 15, 2012

Exhibit 7.02:	Merger Agreement, by and among the Company, Parent and Merger Sub, dated August 13, 2012

Exhibit 7.03:	Equity Commitment Letter, by and among Mr. Hong and Parent, dated August 13, 2012

Exhibit 7.04:	Exchangeable Notes Subscription Agreement, by and CSOF FinTech Limited, CEL FinTech Limited, Mr. Hong and Parent, dated August 13, 2012

Exhibit 7.05:	Contribution Agreement, by and among the Reporting Persons and Parent, dated August 13, 2012

Exhibit 7.06:	Voting Agreement, by and among the Voting Shareholders and Parent, dated August 13, 2012

Exhibit 7.07:	Limited Guaranty, by Mr. Hong in favor of the Company, dated August 13, 2012

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2012

Weidong Hong

By:	/s/Weidong Hong

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Sihitech Company Limited

By:	/s/Weidong Hong
Name:	Weidong Hong
Title:	Director/Officer

YUN SHI

By:	/s/Yun Shi

HONG WU

By:	/s/Hong Wu

DONG WANG

By:	/s/Dong Wang

STEVE SHIPING DAI

By:	/s/Steve Shiping Dai

CHUN ZHENG

By:	/s/Chun Zheng

XUN YANG

By:	/s/Xun Yang

WEIHUA HONG

By:	/s/Weihua Hong

LIJING REN

By:	/s/Lijing Ren

YANMEI WANG

By:	/s/Yanmei Wang

DANHUI MA

By:	/s/Danhui Ma

XINMIN YU

By:	/s/Xinmin Yu

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REBECCA B. LE

By:	/s/Rebecca B. Le

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